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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person


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   (Last)               (First)                 (Middle)

Millennium Chemicals Inc.
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                                    (Street)
99 Wood Avenue South

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   (City)               (State)                 (Zip)

Iselin                      NJ                   08830
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2. Issuer Name and Ticker or Trading Symbol

Smith Corona Corporation (SCCO)

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3. IRS or Social Security Number of Reporting Person (Voluntary)

22-343-6215
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4. Statement for Month/Year

November/1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [X  ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                                 7.                       ative     Deriv-  11.
                    sion                       Number of                         Title and Amount          Secur-    ative   Nature
                    of                         Derivative       6.                of Underlying     8.     ities     Secur-  of
                    Exer-             4.       Securities       Date              Securities        Price  Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)     Exercisable and   (Instr. 3 and 4)  of     ficially  Direct  direct
                    Price    Trans-   action   or Disposed      Expiration Date   ----------------  Deriv- Owned     (D) or  Bene-
1.                  of       action   Code     of(D)            (Month/Day/Year)            Amount  ative  at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,       ----------------            or      Secur- of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)         Date     Expira-            Number  ity    Month     (I)     ship
Security            Secur-   Day/     ------   ------------     Exer-    tion               of      (Instr.(Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)       cisable  Date     Title     Shares  5)       4)        4)      4)
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

Warrant                      11/26/97 S               200,000   8/28/97  2/28/99  (1)       (2)     1.1875  489,500   I      (3)
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
Explanation of Responses:
1. Common Stock $0.01 par value per share. Each Warrant is exercisable to purchase one share of common stock, par value $0.01 per share ("New Common Stock") of Smith Corona Corporation, a Delaware corporation (the "Company"), at an exercise price of $8.50 per share of New Common Stock, subject to adjustment. The shares of common stock of the Company formerly owned by the Beneficial Owners (the "Old Common Stock") were cancelled pursuant to the Company's Third Amended Second Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code, and the Warrants were issued thereunder, in the ratio of one Warrant for every twenty cancelled shares of Old Common Stock.

2. The Beneficial Owners owned 689,500 Warrants prior to the sale of 200,000 Warrants on 11/26/97. Such Warrants were exercisable for 689,500 shares of New Common Stock. As a result of the sale, the Beneficial Owners own 489,500 Warrants, exercisable for 489,500 shares of New Common Stock.

3. See attached Schedule A for names and business addresses of other Reporting Persons.



/s/  Millennium Chemicals Inc.                              December 10, 1997
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

                                   Schedule A

     Set forth below are the names and business addresses of the other Reporting
Persons:

                    Millennium Overseas Holdings Limited
                    c/o Travers Smith Braithwaite
                    10 Snow Hill
                    London, England EC1A 2AL

                    Millennium America Holdings Inc.
                    99 Wood Avenue South
                    Iselin, New Jersey  08830

                    Millennium America Inc.
                    Meadowood II Shopping Center
                    2644 Capitol Trail
                    Suite B-1
                    Newark, Delaware  19711

                    Millennium Holdings Inc.
                    Meadowood Shopping Center
                    2644 Capitol Trail
                    Suite B-1
                    Newark, Delaware  19711

                    Millennium Inorganic Chemicals Inc.
                    200 International Circle
                    Suite 5000
                    Hunt Valley, Maryland  21030

                    HMB Holdings Inc.
                    Meadowood II Shopping Center
                    2644 Capitol Trail
                    Suite B-1
                    Newark, Delaware  19711

                  * MHC Inc.
                    Meadowood II Shopping Center
                    2644 Capitol Trail
                    Suite B-1
                    Newark, Delaware 19711

                  * ______________________________
                    Direct Owner

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule A is true, complete and correct.

Dated: December 10, 1997



                                        MILLENNIUM OVERSEAS HOLDINGS LIMITED

                                        By:  /s/ George H. Hempstead, III
                                             Director

                                        MILLENNIUM AMERICA HOLDINGS LIMITED
                                        MILLENNIUM AMERICA INC.
                                        MILLENNIUM HOLDINGS INC.
                                        MHC INC.

                                        By:  /s/ George H. Hempstead, III
                                             Senior Vice President, Secretary
                                             and General Counsel

                                        MILLENNIUM INORGANIC CHEMICALS INC.

                                        By:  /s/ George H. Hempstead, III
                                             Vice President and Assistant
                                             Secretary

                                        HMB HOLDINGS INC.

                                        By:  /s/ George H. Hempstead, III
                                             Senior Vice President and
                                             Secretary